Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 6, 2013

Mr. Duc Dang
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp. Schedule TO Filed August 12, 2013 File No. 005-86162

Dear Mr. Dang:

On behalf of our client, Prime Acquisition Corp., a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated August 30, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule TO (File No. 005-86162) (the “Schedule TO”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Schedule TO and related materials (the “Offer Letter”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 2

General

1.	If the business combination is consummated, please confirm that, in a subsequent 1934 Act filing, you will provide a stub period audit from January 1, 2013 through the date of the acquisition for the Bell Group. Please refer to Rule 3-05 of Regulation S-X.

COMPANY RESPONSE: Prime hereby confirms that it will provide a stub period audit from January 1, 2013 through the date of the acquisition for the Bell Group in its next Annual Report on Form 20-F.

Exhibit (a)(1)(A)

General

2.	We refer to the first paragraph on page 2. Please also discuss any impact the tender offer may have on Nasdaq’s determination to continue the listing of the company’s shares. In this regard, please discuss the potential impact of the tender offer on the number of public holders, as well as the number of publicly held shares.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages ii, 19 and 32 of the Offer Letter to include a discussion of the impact the tender offer may have on Nasdaq’s determination and how it relates to Prime’s plan to regain compliance.

3.	Please revise to include disclosure regarding the dilutive impact on existing shareholders of the agreement to purchase green certificates for 11,550,000 shares, as well as the total amount of shares to be issued under the Stock Purchase Agreements.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages ii, of, and throughout, the Offer Letter to include a discussion of the total number of shares to be issued in connection with the acquisition of the real properties, the private placement investment by Radiomarelli and the purchase of the minority interest in the photovoltaic plants and related green certificates, together with a discussion of the dilutive impact on existing shareholders of such issuances

4.	Please tell us what consideration you gave to filing the complete Stock Purchase Agreements.

COMPANY RESPONSE: Copies of the stock purchase agreements are included as exhibits to Prime’s Reports of Foreign Private Issuer on Form 6-K filed with the SEC on June 27, 2013 and July 17, 2013, both of which are incorporated by reference as Exhibit (a)(5)(A) in Item 12 of the Schedule TO. The definitive agreements relating to the Radiomarelli investment and the green certificates are included as exhibits to the amended Schedule TO.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 3

5.	Please explain to us the exemption that you will rely on for the issuances of shares pursuant to the Stock Purchase Agreements.

COMPANY RESPONSE: These shares are all being issued pursuant to the exemption from registration included in Section 4(a)(2) of the Securities Act. Changes in response to the Staff’s comment have been made on pages ii, and 72 of the Offer Letter to identify the exemption being relied upon in connection with these issuances.

6.	Please provide the approximate date by which the redemption proceeds of the trust account will become available, assuming the Acquisition is not consummated by September 30, 2013.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 3, 8 and 21 to indicate that if the Acquisition is not completed by September 30, 2013, Prime will be automatically dissolved and the trust proceeds will be liquidated to public shareholders promptly in accordance with Prime’s Amended and Restated Certificate of Incorporation. Prime anticipates such a dissolution and liquidation would be completed within 15 days; however, no assurance can be made that such dissolution and liquidation could be completed within that time period.

Summary Term Sheet, page 1

7.	Please fix the description of the “Scheduled Expiration of Offer” to reflect the expiration date of September 23, 2013. As written, it currently indicates the expiration date is September 10, 2013.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 1.

What happens to the funds deposited in the Trust Account following the Acquisition? Page 8

8.	Disclose an estimate of the funds remaining and available for working capital following expiration of the Offer, assuming 23,014 shares are tendered.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 8, 20 and 82 of the Offer Letter.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 4

Summary, page 9

9.	Please provide disclosure regarding management’s experience in your lines of business (i.e., real estate and Green Certificates).

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 10, 59 and 63 of the Offer Letter to provide disclosure regarding the combined company’s management’s experience in the lines of business of the combined company.

Stock Purchase Agreements, page 10

10.	Please briefly explain which agreements relate to which acquisition properties. In addition, please disclose the total amount of ordinary shares of Prime that each entity’s selling shareholders will receive.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 11 through 13 and 63 through 65 of the Offer Letter.

11.	Please disclose any related material litigation interests in your discussion of these stock purchase agreements. We note your disclosure on pages 57 and 58.

COMPANY RESPONSE: The Company has added a cross-reference to the litigation discussion on page 13 of the Offer Letter.

Management Agreement, page 10

12.	Please describe in greater detail how the one-time bonus is calculated. We note your disclosure that the bonus is equal to 10% of adjusted net operating income, as defined in the agreement, but please describe the calculation of adjusted NOI or provide a cross-reference to this disclosure elsewhere in the filing.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 10 and 63 of the Offer Letter to include a detailed description of how adjusted net operating income is calculated pursuant to the Management Agreement.

13.	Please provide an estimate of your first year management fees, the one-time equity grant, and the 10% bonus, assuming the required cash dividend is paid. Please also disclose any fees paid or accrued to date.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 10 and 63 of the Offer Letter to provide an estimate of the first year management fees, the one-time equity grant, and the 10% bonus, assuming the required cash dividend is paid. No fees have been paid or accrued to date.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 5

Stock Purchase Agreements, page 11

14.	We note that Prime will acquire 100% of the equity interest in the entities identified in this section. Please revise to clarify if the entities to be acquired own 100% of the interest in the properties in the initial portfolio.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 13 and 60 of the Offer Letter to clarify that the entities to be acquired own 100% of the interest in the properties in the initial portfolio.

Description of Green Certificates, page 14

15.	Please describe in greater detail what “green certificates” are and how they fit into your business plan.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 14, 43 and 52 of the Offer Letter to provide a more detailed description of the “green certificates” and how they fit into Prime’s business plan.

Recommendations of the Board of Directors and Reasons for the Acquisition of the Offer, page 15

16.	Please revise here or the appropriate section to discuss the reasons the board determined that this transaction is in the best interest of shareholders and in recommending that you do not accept the Offer.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages ii, 5, 15, 77 and 111 of the Offer Letter to disclose the reasons the board determined that this transaction is in the best interest of shareholders and the recommendation that investors do not accept the Offer.

17.	Here or in the appropriate section, please provide a tabular comparison of the tender offer price, the current market price, the price per share paid by insiders/founders, and the pro forma book value per share of the company assuming consummation of all issuances and transactions described in this document, including the exercise of all options and warrants. Further, please include disclosure of how you calculate the numerator and denominator for your pro forma book value per share.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 80 of the Offer Letter to include a comparison of the tender offer price, the current market price, the price per share paid by the Founders, and the pro forma book value per share, and a description of how the pro forma book value per share was calculated. In addition, changes in response to the Staff’s comment have been made on pages ii, 15, 16, 77 and 78 to provide a cross reference to this disclosure.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 6

Interest of Certain Persons in the Acquisition, page 15

18.	Please revise to compare the aggregate purchase price of the founder shares to the aggregate price based on current market price and the pro forma book value of the shares. Further, please include disclosure of how you calculate your pro forma book value.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 15, 16, 77 and 78 to provide a cross reference to the indicated disclosure.

Compensatory Arrangements for Board of Directors and Management, page 16

19.	Please describe in greater detail what comprises the $318,884.47 in reimbursable expenses of your officers and directors and affiliates.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 17, 31, 79, 105 and 129 of the Offer Letter to revise the total amount of reimbursable expenses to $272,365.76 and provide a more detailed breakdown of the expenses that comprise that total.

20.	You disclose that fees paid to Kaiyuan Real Estate Development are at least as favorable as you could have obtained from an unaffiliated third-party. Please revise to remove this disclosure or tell us how you can substantiate your determination.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 17, 79, 105 and 128 of the Offer Letter in to remove the disclosure referenced in the Staff’s comment.

Risk Factors, page 20

21.	We note that your Manager will receive a 1.9% asset management fee. Please add risk factor disclosure, as appropriate, to discuss any risks related to the fee structure, in creating incentives for the manager that are inconsistent with shareholder interests (e.g., an asset management fee may encourage portfolio growth, even if not accretive). Please also include risk disclosure related to the difficulty in terminating your manager, even for poor performance. We note the five year term of your management agreement, as well as the large termination fee, as disclosed on page 10.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 36 of the Offer Letter to include risk factors related to the fee structure of the Management Agreement, that Prime will be reliant on Manager following the business combination, and the difficulty and expense associated with terminating the Management Agreement.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 7

22.	Please add any applicable risk factor disclosure related to geographic diversification, tenant-type, and significant tenants. In this regard, we note from your disclosure on page 60 that your initial portfolio is based in Italy, that Lab Law appears to be a significant tenant, and your tenant-type appears to be concentrated.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 36 of the Offer Letter to include risk factors related to geographic concentration of our initial portfolio and related to the tenant-type concentration of our initial portfolio.

If third parties bring claims against us..., page 25

23.	Please revise to specifically address any risks related to the lawsuits you discuss on pages 58 (litigation related to the Targets) and 93 (litigation related to your executive officers). Also, please indicate whether any contracted parties to date have not signed waivers, including the Sellers.

COMPANY RESPONSE: The Company has added a risk factor on page 36 in response to the Staff’s comment, which relates to risks associated with ongoing litigation. The Company does not believe the litigation related to management subjects to any additional risks since the case was resolved in 2012 and related to the inadvertent violation of a technical rule. The disclosure on page 25 has been revised to include disclosure on waivers.

Nasdaq may delist our securities..., page 31

24.	Disclosure indicates that on July 31, 2013 the Company received a letter from the Listing Qualifications Department of Nasdaq stating that Nasdaq’s Hearings Panel had determined to continue the listing of the Company’s shares, subject to certain conditions. Please expand the disclosure to specify these conditions.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages ii, 19 and 32 of the Offer Letter to disclose that Prime’s approval for continued listing on Nasdaq is conditioned on Prime making progress towards regaining compliance and providing Nasdaq periodic updates on such progress.

Special Note Regarding Forward-Looking Statements, page 48

25.	We note the statement on page 48 that “[w]e undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events.” Please revise to reflect the Company’s obligations under Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3).

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 48 of the Offer Letter to clarify that Prime will update forward-looking statements as required by law.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 8

Post-Acquisition Business, page 51

26.	Please revise to provide more robust disclosure about your business and future business plans. We note your disclosure about the acquisition of real estate properties, as well as your letter of intent to acquire green certificates. Please clarify whether you intend to continue to pursue both separate businesses indefinitely, or whether you intend to focus your business on one or the other.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 51 of the Offer Letter to provide more robust disclosure about Prime’s business and future business plans.

27.	Please revise to clarify how you determined the purchase price for the green certificates you intend on acquiring.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 52 of the Offer Letter to provide clarification on how Prime determined the purchase price for the green certificates.

Information about Manager and BHN, page 59

28.	Please revise to describe your Manager’s experience in investing in your targeted assets.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 10, 59 and 63 of the Offer Letter to describe the experience in investing in Prime’s targeted assets of the combined company’s management.

Information About the Initial Portfolio, page 60

29.	Please disclose the current occupancy and rental rates for your properties.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 62 of the Offer Letter to include disclosure regarding the current occupancy and rental rates for properties in the initial portfolio.

Acquisition Covenants, page 66

30.	We note your disclosure at the top of page 68 regarding the covenant to pay a $0.50 per share annualized dividend to all shareholders of Prime’s ordinary shares. Please explain any ramifications to the company in the event of default on this covenant.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 68 of the Offer Letter to disclose that if Prime does not pay this dividend, assuming there are funds legally available to pay such dividend, then Prime and BHN would be in breach of the SPAs, and the Sellers may sue to enforce such covenant. Additionally, Manager would not be entitled to their bonus equal to 10% of the adjusted net operating income under the Management Agreement.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 9

Transaction Value Agreement, page 69

31.	Refer to the second paragraph of this section. Clarify what constitutes a “public sale” for purposes of determining the “average public sales price.” Also indicate how soon following the consummation of the Acquisition that a Seller can start selling the shares issued pursuant to the SPAs.

COMPANY RESPONSE: The term “public sale” refers to a sale in a public market transaction, such as a trade on the Nasdaq Capital Market. The term “average public sales price” refers to the average price of shares sold in public market transactions. Changes in response to the Staff’s comment have been made on pages 69, to clarify the meaning of the terms “public sale” and “average public sales price.”

32.	Expand the second paragraph of this section to better explain the call option mechanism.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 70 to provide additional explanation of the call option mechanism.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prime, page 74

Results of Operations and Known Trends or Future Trends, page 74

33.	Please revise the first paragraph to disclose what is included in “other operating costs of $940,043.”

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 81 of the Offer Letter to provide a more detailed description of Prime’s operating expenses.

Liquidity and Capital Resources, page 75

34.	We note your disclosure in the third paragraph about the Extension Tender Offer. Please tell us whether the 3,008,955 of the ordinary shares that were tendered and accepted for redemption represents the total amount tendered.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 82 of the Offer Letter to clarify that a total of 3,008,955 of Prime’s shares were validly tendered and all validly tendered shares where accepted for redemption.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 10

35.	Please revise to disclose the amount currently in the trust account and the amount that would be left after subtracting the deferred compensation, loans payable, fees, and purchase of the maximum number of shares tendered.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 82 of the Offer Letter.

36.	Refer to the first paragraph on page 76. Disclosure indicates that the Company “will pay” to Chardan Capital Markets an additional fee of $0.20 per share (an aggregate of $107,000) on the three month anniversary of the execution of the put agreements. As it appears such anniversary has occurred, please revise the disclosure to reflect the actual payment.

COMPANY RESPONSE: The $107,000 fee payable to Chardan, which is a different fee than the $0.20 per share fee payable to the AQR Funds, is payable at closing of the Acquisition. Changes in response to the Staff’s comment have been made on page 83 of the Offer Letter to disclose that the $0.20 per share fee payable to the AQR Funds was paid on May 24, 2013.

Management’s Discussion and Analysis... of the Target Companies, page 78

37.	Please expand your disclosure to include a discussion of key variables, such as industry specific metrics, and financial measures management will utilize in managing each segment of the business.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 96 of the Offer Letter to provide disclosure regarding key variables utilized in managing each segment of the business.

Results of Operations, page 81

38.	Please revise to explain how the passing of “certain cost” resulted in your increase in net revenues. Also discuss if this impacted your increase in renovation charges.

COMPANY RESPONSE: Changes in response to the Staff’s comments have been made on page 88 of the Offer Letter clarify the impact that repayment of renovation costs initially borne by the Bell Group and subsequently invoiced to the lessees had on revenue and renovation charges.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 11

Operating Activities, page 85

39.	You disclose that your increase in net cash provided by operating activities is primarily due to a credit risk provision and general risk provision of €927,000. It appears that these items are non-cash items and should not impact your cash flows. Please revise or advise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 92 of the Offer Letter.

Credit Risk, page 87

40.	We note your second sentence in this section. Please provide greater detail regarding how and how frequently The Bell Group monitors tenant credit quality.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 94 of the Offer Letter to provide greater detail regarding how and how frequently the Bell Group monitors tenant credit quality.

Board Committees, page 94

41.	Please provide detailed disclosure regarding the board’s oversight of the manager with respect to investment decisions.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 103 of the Offer Letter to include a new section entitled “Oversight of Manager” in this section providing a summary of the Board’s responsibility and authority to oversee the Manager.

Executive Compensation, page 99

42.	We note your disclosure at the bottom of page 99 that your manager will be responsible for compensation expenses of its management team, and Prime will be responsible for all of Prime’s expenses. Please disclose whether Prime will reimburse the manager for manager employee costs.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 106 to clarify that Prime will only be responsible for its other expenses, including legal and accounting expenses, and the out of pocket expenses of its officers and directors incurred on Prime’s behalf in such capacity.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 12

No Proration in Offer, page 103

43.	Disclosure in this section indicates that “if either the Acquisition Condition or the Maximum Tender Condition has not been satisfied, we will extend or terminate the Offer.” Please advise under what circumstances the Company would extend the offer should the Maximum Tender Condition be triggered. Is it the Company’s expectation that under such circumstances it would engage in communications with its shareholders to persuade them to withdraw their tenders? Please confirm the Company’s understanding that it may not make any purchases of its shares outside the tender offer. Please refer to Exchange Act Rules 13e-4(f)(6) and 14e-5.

COMPANY RESPONSE: Should the maximum tender offer condition be triggered, Prime anticipates that it would extend the tender offer (up to September 30, 2013) in order to provide it with more time to encourage tendering shareholders to withdraw their tendered shares.

The Company is aware of, and acknowledges, the prohibition on purchasing ordinary shares outside the tender offer, and has not made, and will not make, any such prohibited purchases.

Separation of Units, page 106

44.	We note the disclosure to the effect that a unitholder must have his or her units separated into shares and warrants in order to be able to tender his or her shares. Please clarify how much time it would likely take for a unitholder to accomplish the separation of units into shares and warrants.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 113 to clarify that the voluntary separation of the units occurs through the facilities of the Depository Trust Company and is subject to the procedures of DTC and the various broker/nominees who hold their positions through DTC. Accordingly, while Prime believes that such separation of the units can typically be accomplished within 3 business days, no assurance can be given regarding how quickly units can be separated and unit holders are urged to contact their broker/nominee promptly if they wish to tender the shares underlying their units.

Conditions of the Offer, page 112

45.	Please supplement the first full paragraph on page 113 to either describe the “customary conditions” on which the Acquisition is conditioned or provide a cross-reference to the appropriate section of the Offer to Purchase where such information is provided.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 120 to provide a cross reference to the section entitled “The Acquisition—Acquisition Conditions to Closing.”

46.	We note the last paragraph on page 113 of this section relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 13

COMPANY RESPONSE: Prime understands and acknowledges the Staff’s interpretations as set forth in the Staff’s comment, and changes in response to the Staff’s comment have been made on page 120 to clarify that any waiver (and notice thereof) is subject to applicable law.

Extension of the Offer; Termination; Amendment, page 115

47.	Refer to the second to last sentence in the last paragraph of this section. Please revise clause (i) of this sentence to note that an extension of the Offer may also be required in the event the Company increases or decreases the number of Ordinary Shares sought in the tender offer.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 123 of the Offer Letter to clarify that an extension of the Offer may also be required in the event the Company increases or decreases the number of Ordinary Shares sought in the tender offer.

Miscellaneous, page 116

48.	The disclosure states that the Company will not make the offer into, nor will tenders be accepted from, shareholders in certain jurisdictions. While the Company is not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) requires it to accept all subject securities properly tendered. Please revise.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 123 of the Offer Letter to remove the language highlighted in the Staff’s comment.

Certain Relationships and Related Transactions, page 120

49.	In the third paragraph on page 121, we note your disclosure that the company believes that the fees payable to Kaiyuan Real Estate are “at least as favorable as the Company could have obtained from an unaffiliated third-party.” Please provide support for this statement or, alternatively, remove the statement.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 17, 79, 105 and 128 of the Offer Letter in to remove the disclosure referenced in the Staff’s comment.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 14

Financial Statements of Prime Acquisition Corp., page F-2

50.	Other than the Balance Sheet, please tell us how you determined it was not necessary to provide three years of financial statements. Please refer to Item 8 of Form 20-F.

COMPANY RESPONSE: The financial statements for Prime for the year ended December 31, 2010 have been included in the Offer Letter.

Notes to Financial Statements, page F-8

Note 8 – Share-Based Compensation, page F-16

51.	Please revise your filing to present the assumptions used in the Black-Scholes option-pricing model separately for each year where options were granted. Please refer to paragraph 2f of ASC 718-10-50.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page F28 of the Offer Letter.

Unaudited Pro Forma Condensed Combined Financial Information

General

52.	Please revise your introduction to provide the detail of the Stock Purchase Agreement with Delfin SPA, as you have for the Stock Purchase Agreements with the other entities.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to the pro forma financial statements to include the details of the Stock Purchase Agreement with Delfin.

53.	Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the put agreements with AQR Funds. Please refer to Article 11 of Regulation S-X.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to footnote 6 to the pro forma combined balance sheet to clarify that the fees related to the put options included in the adjustment represent the fees paid to the AQR Funds and payable to Chardan upon closing of the Acquisition.

54.	Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the fee to be paid to Chardan Capital Markets, LLC. Please refer to Article 11 of Regulation S-X.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to footnote 6 to the pro forma combined balance sheet to clarify that the fees related to the put options included in the adjustment represent the fees paid to the AQR Funds and payable to Chardan upon closing of the Acquisition.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 15

55.	Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the Letter of Intent with Union European Concept Futurum Geie. Please refer to Article 11 of Regulation S-X.

COMPANY RESPONSE: At the time of the original filing of the Schedule TO, there was no material definitive agreement with Union European Concept Futurum Geie. On August 30, 2013, Prime executed definitive agreements relating to the green certificates. Accordingly, changes have been made to the pro format financial statements to include an adjustment for the purchase of the green certificates.

56.	Please tell us how you determined it was not necessary to provide a pro forma adjustment on the Unaudited Pro Forma Combined Balance Sheet for the Letter of Intent with Radiomarelli SA. Please refer to Article 11 of Regulation S-X.

COMPANY RESPONSE: At the time of the original filing of the Schedule TO, there was no material definitive agreement with Radiomarelli. On August 30, 2013, Prime executed definitive agreements relating to the green certificates and the private placement with Radiomarelli. Accordingly, changes have been made to the pro forma financial statements to include an adjustment for the purchase of the green certificates and the private placement shares.

Unaudited Pro Forma Combined Balance Sheet as at December 31, 2012

Note (6)

57.	It appears that your adjustment (6) is for an estimate of costs to be incurred. Please tell us how you determined this estimate is factually supportable. Please refer to Article 11 of Regulation S-X.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to footnote 6 to the pro forma combined balance sheet to clarify that the estimates are based on the past experience of Prime’s management with similar types of transaction, the comparison of amount of expenses already accrued at the end of December 31, 2012 and the extent of services that has been rendered between January 1, 2013 and June 30, 2013, and further services anticipated to be rendered through the closing of the business combination.

Note (7)

58.	Please tell us how you determined that it was not necessary to record an adjustment to fair value the assets and liabilities of the Targets. Your response should address, but not be limited to, investments in equity-accounted associates and debt.

COMPANY RESPONSE: The Targets’ assets and liabilities are measured at their acquisition-date fair value and no material change to the fair value is expected at closing. As a result, no additional adjustment to the fair value of the assets and liabilities for the Targets is necessary in the pro forma financial statements.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 16

59.	Please tell us and clarify in your filing why Legal reserve and Translation reserve are not eliminated.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to footnote 7 to the pro forma combined balance sheet to clarify that legal reserve and translation reserve are both eliminated.

Financial Statements for Bell Group, page 19

60.	We note your letter dated August 20, 2013 and the audit opinions that you provided in that letter. We will continue to monitor your filing for the inclusion of these audit opinions. Additionally, please have BDO S.p.A. revise their opinions to include the country from which the audit report has been issued. Reference is made to PCAOB AS 1.

COMPANY RESPONSE: Audit opinions that are revised in accordance with the Staff’s comment are included in the Financial Statement beginning on page F-1 of the Offer Letter.

Group Management business overview, page 22

61.	Please clarify the nature of the non-lease contribution included in 2011 rental income. Within your response, please tell us how you accounted for this item and reference the authoritative accounting literature management relied upon.

COMPANY RESPONSE: The non-lease contribution included in 2011 rental income relates to amounts that a tenant agreed to pay to Bell Group for the period in which the tenant was not occupying the building due to the fact that Bell Group was performing maintenance on the building. Based on these circumstances, such amounts are considered similar to the rental income received when the building is available for use to the tenants; therefore the accounting treatment of this item is based on general references included in the Framework to IFRS (paragraphs 74-75) and on the references included in IFRS for the accounting of rental revenues (IAS 17.50).

Combined statement of cash flows, page 27

62.	Please tell us how you complied with paragraph 22 of IAS 7, or tell us how you determined it was appropriate to present the proceeds from and repayments of bank borrowings and finance lease creditors in one line item.

COMPANY RESPONSE: The “Combined statement of cash flows for the year ended 31 December 2012” has been revised to reflect proceeds from bank borrowings and finance lease creditors and repayments of bank borrowings and finance lease creditors in separate line items.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 17

Notes to the Financial Statements for Bell Group, page 30

1 Accounting policies, page 31

Basis of consolidation, page 44

63.	Please tell us and revise your filing to disclose how you determined that these entities are under common control. Please refer to B1-B3 of IFRS 3.

COMPANY RESPONSE: Common control and common management as at December 31, 2012 existed because: the beneficial ownership and management of the entities has been identified in a specific group of persons; a group of persons, linked together by family relationships, owns, directly or indirectly through a holding company, the entities; and the same persons act as top managers of all the entities. Changes in response to the Staff’s comment have been made under the heading “Basis of consolidation”, included in Note 1 “Accounting policies”, to provide additional information about the group of persons who have common control and management the Bell Group companies.

Investments, page 46

64.	Please clarify for us and in your filing the nature of your investment in LDH S.r.1. Additionally, please tell us the authoritative accounting literature management relied upon to determine that it was appropriate to record this investment at cost.

COMPANY RESPONSE: As indicated in Note 14 to the Financial Statements, LDH S.r.l. operates in the real estate industry and is engaged in the development of a building which it plans to acquire in 2013.

Changes in response to the Staff’s comment have been made to clarify that the participation in LDH S.r.l. is maintained at cost without recognition of the Group’s share of profit and loss results, due to the intention of the Group management, in the context of the extraordinary transaction involving Bell Group, to dispose of the participation and that LDH S.r.l. operates in the real estate industry and is engaged in the development of a building which it plans to acquire in 2013.

No program to identify a buyer had been initiated and no selling price had been estimated at the date of preparation of the combined financial statements. However, as in July, 2013, the investment in LDH S.r.l had been sold together with other assets and liabilities that were not intended to be part of the acquisition of the Bell Group by Prime, resulting in a gain of approximately 205 thousands of Euro. Accordingly, Note 27 “Events after the reporting date” has been revised to include the following regarding the sale of the investment:

“In July, 2013 LDH S.r.l. has been sold realizing a gain of approximately 205 thousand of Euro.”

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 18

Though we recognize that IFRS would call for equity method accounting of the LDH investment, considering the context of the extraordinary transaction involving the entities forming part of the Bell Group and the purposes of the preparation of the combined financial statements, we concluded that accounting for the LDH investment at cost is appropriate under the circumstances. We considered the following factors in concluding that the cost method is appropriate under the circumstances:

•	The relevance and materiality of the investment compared to the total assets of the Bell Group, given (a) the LDH investment is not significant compared to the total assets of the Bell Group (the LDH investment represents 0,01% of Bell Group’s total assets as of December 31, 2012) and (b) the intent to sell the LDH investment and the subsequent sale of the investment in July 2013, at a profit. Given these facts, we concluded that, considering the Framework to IFRS, paragraphs 26-30, it was not necessary to convert the local GAAP accounting for LDH, which was the cost method, to the method called for under IFRS, which is the equity method.

•	We also considered the Framework to IFRS, paragraph 44 and concluded that the cost of converting the accounting for the investment in LDH S.r.l. from Italian GAAP, which was the cost method, into IFRS, which is the equity method, was excessive compared to the benefit of presenting such information according to equity method.

•	We have disclosed of the gain realized in July 2013 from the sale of the asset in Note 14 to the Amendment to the Bell Group combined financial statements, to include the following:

“In July, 2013 LDH S.r.l. has been sold realizing a gain of approximately 205 thousand of Euro.”

Financial assets, page 46

Loans and receivables, page 46

65.	It appears that you only analyze your aged receivables on an individual basis. Please tell us how you complied with paragraph 64 of IAS 39, or tell us how you determined it was not necessary to perform an analysis of assets with similar credit risk characteristics and collectively assess them for impairment.

COMPANY RESPONSE: The Bell Group management performed a detailed analysis based on aging and review of financial statements of individual tenants that are publicly available, because the number of single tenant and individual positions included in receivables is not relevant. The individual analysis of receivables covers a significant part of the entire receivables portfolio; consequently, the residual amount of past due receivables not evaluated on an individual basis were considered not significant and Bell Group management did not consider it necessary to collectively assess them for impairment.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 19

66.	On page 82 within your MD&A, you disclose there was increased evidence of the risk of non-payment in 2012. Please tell us what such evidence existed at December 31, 2012 that did not exist at December 31, 2011.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on page 89 of the Offer Letter to explain that the increased evidence of the risk of non-payment in 2012 resulted from an increase in overdue receivables in 2012 and commencement of litigation to collect receivables in 2012.

Investment property, page 50

67.	Please revise your policy note to disclose the nature of the property is classified as investment property.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on under the heading “Investment property”, included in Note 1 “Accounting policies”, to clarify that investment property refers to property (land or a building or part of a building) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both.

68.	Please tell us how you complied with paragraph 19 of IAS 40, or tell us how you determined it was appropriate to expense costs for renovating, rehabilitating and improving real estate.

COMPANY RESPONSE: The cost for renovating, rehabilitating and improving the real estate has been accounted for in the profit and loss as not meeting the requirements of paragraph of 16 IAS 40 since there is no expectation that future economic benefits that are associated to the expense will flow to the entity. Therefore, the Bell Group determined that such costs will not increase the fair value of the investment property.

2 Critical accounting estimates and judgements, page 53

Estimates and assumptions, page 53

69.	Please tell us and revise your filing to disclose if your external valuers considered the temporary rent reduction in their determination of the fair value of your investment properties. Please refer to paragraph 40 of IAS 40.

COMPANY RESPONSE: The fair value estimates were performed by management by considering the revenues from future rental income of the investment properties and taking into consideration rent reductions; the external valuers confirmed such estimates by verifying the values using market price per square meter. Changes in response to the Staff’s comment have been made “Estimates and assumptions”, included in Note 2 “Critical accounting estimates and judgments”, and in Note 12 “Investment property” to clarify the valuation methods used by management and external valuers.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 20

4 Revenue, page 61

70.	We note you have recorded an expense for restructure charges and revenue for recharge of restructuring cost. Please clarify for us the nature of these expenses and revenues. Additionally, please tell us the authoritative accounting literature you relied upon for your accounting for these expenses and revenues.

COMPANY RESPONSE: According to contracts between the Group and the tenants, the Group renovated properties to the specific needs of the tenants, based on their activities. Pursuant to the contracts, these costs were fully recharged to the tenants. Revenues and expenses have been recorded on accrual basis. Reference for the accounting treatment of these revenues and expenses is included in paragraphs 74-75, 78, 92 and 94 of the Framework to IFRS (identifying these items as revenues and expenses based on the definition provided by the Framework) and in paragraph 95 of the Framework to IFRS (accounting of revenues and expenses on the basis of direct association).

71.	Please tell us how you determined the Contribution on renovation is revenue. Within your response, please reference the authoritative accounting literature management relied upon.

COMPANY RESPONSE: According to contracts between the Group and the tenants, the Group renovated properties to the specific needs of the tenants, based on their activities. Pursuant to the contracts, these costs were partially recharged to the tenants, according to a percentage provided by the contract, and classified as contribution on renovation. Revenues and expenses have been recorded on accrual basis. Reference for the accounting treatment of these revenues and expenses is included in paragraphs 74-75, 78, 92 and 94 of the Framework to IFRS (identifying these items as revenues and expenses based on the definition provided by the Framework) and in paragraph 95 of the Framework to IFRS (accounting of revenues and expenses on the basis of direct association).

72.	You disclose that you provided a temporary rent reduction to a few tenants during 2012. Please tell us how you accounted for these lease modifications. Within your response, please reference the authoritative accounting literature management relied upon.

COMPANY RESPONSE: The temporary rent reduction agreed in 2012 with some tenants was not material, and it is included in the rental revenue recorded on a straight-line basis, starting from the year in which the reduction began. Reference for the accounting treatment adopted for these issue is contained in IAS 17.51 that provides that lease income shall be recognized in income on a straight-line basis over the lease term.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 21

5 Other income, page 62

73.	Please clarify for us the nature of the recharge items within other income. Additionally, please tell us the authoritative accounting literature you relied upon for your accounting for this other income. To the extent these items relate to amounts that the tenant reimburses to the Group, please revise your filing to disclose your accounting policy for these reimbursements and related expenses.

COMPANY RESPONSE: The amount of “recharge items” is not in the nature of a reimbursement received from tenants because no direct correlation between costs and amounts “recharged” exists. The amounts have been correctly included in other income because the such items related to expenses incurred by the Group for services rendered by third parties (such as the administration of buildings or the company domiciliation) then invoiced to the tenants. Reference for the accounting treatment adopted for these issue is contained in paragraphs 74-77 of the Framework to IFRS (providing the definition of revenues and other income).

7 Expenses by nature, page 63

74.	Please clarify for us the nature of the co-owners shared expenses. Additionally, please tell us the authoritative accounting literature you relied upon for your accounting for these expenses. Your response should include, but not be limited to, the basis of consolidation for the entity that you co-own.

COMPANY RESPONSE: The amount reported in Note 7 in the first version of the Bell Group Financial Statements as “co-owners shared expenses” actually relates to the part of expenses charged to the Group when it owns a part of a building (i.e. a flat or a floor), not that it shares ownership of an entity with a third party. Expenses included in “co-owners shared expenses” consist of common general expenses of the building (i.e. electricity, heating, cleaning of common portion of the building, i.e. reception, aisle, lift, etc.) that are split between the various owners of the parts of the building.

The amount does not refer to any entity co-owned by the Group; the Amendment has been revised to modify the description of such item in Table 7 to “General service expenses on partly owned building”.

12 Investment property, page 68

75.	Please tell us why there is no fair value adjustment for your investment properties. Please refer to IAS 40.

COMPANY RESPONSE: As indicated in paragraph “Accounting policies” referred to “Investment property”, “In the context of an extraordinary transaction involving the entities forming part of the Bell Group and only for the purposes of the preparation of the combined financial statements the fair value of each investment property has been determined with reference to December 31, 2012 and has been applied consistently also at December 31, 2011 and January 1, 2011, assuming that the purpose of the combined financial statements is to present the fair value of the investments property as it is at the end of December 31, 2012.”

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 22

Bell Group management believes that the fair value determined on a rental income basis does not change significantly as the rental contracts considered for the estimate are substantially unchanged since the 24 month period starting January 1, 2011.

The accounting policy, selected considering the purpose of the preparation of this combined financial statements in the context of an extraordinary transaction involving the entities forming part of the Bell Group, provides that the investment properties have been accounted for in the balance sheet at fair value at January 1, 2011, December 31, 2011 and December 31, 2012.

As indicated in Note 12 to the combined financial statements, the differences in the value of investment property shown in the table included in Note 12 refers to significant addition on the property held by the Group entity Magfin S.r.l. located in Buccinasco (MI) – Via Lucania 2-4-6 (acquisition of new portion of the building) and do not refer to changes in fair value.

19 Loans and borrowings, page 74

76.	Please revise your filing to disclose the fair value of your loans and borrowings. Please refer to paragraph 25 of IFRS 7.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to the table included in Note 19 “Loans and borrowing”, to disclose the fair value of loans and borrowings.

77.	Please revise your filing to disclose the interest rate or weighted average interest rate for your loans and borrowings.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made to Note 19 “Loans and borrowing”, to disclose the current weighted average interest rate on the variable interest rate loans and borrowings of 3.5%.

20 Provisions, page 76

78.	We note you have disclosed various litigation related to the Targets on pages 57 and 58 of your filing. Please tell us how you have complied with paragraphs 85 and 86 of IAS 37, or tell us how you determined it was not necessary to provide these disclosures.

COMPANY RESPONSE: The Offer Letter has been revised as follows:

•	with reference to the “Auchan” litigation, the Amendment has been revised in Note 20 “Provisions” to include the following disclosure:

o	“The amount accrued refers to a legal proceeding with Auchan S.p.A. in relation to a lease agreement entered into with Ellegi, and a contract for certain renovations entered into with GSI, both relating to the property located in Buccinasco (MI), Via della Resistenza 64/Via Lazio 95. Auchan S.p.A. seeks compensation of the damages suffered from the non-fulfillment by Ellegi and GSI of the obligations contained in such agreements. Management disagrees with the allegations and intends to defend against this claim, although no assurance can be made that they will be successful.”.

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 23

•	with reference to “Settlement agreement with E.C. Motors S.r.l.” and “Pianimpianti”, no provision has been estimated and accounted for in the combined financial statements, as the litigations are accounted for as assets in the Bell Group combined financial statements and proper impairment of those assets have been recorded;

•	with reference to “Lorenzon Engineering & Technology S.r.l”, the possibility of a payment in connection with such litigation has been evaluated to be remote.

21 Deferred tax, page 76

79.	Please tell us how you have complied with paragraph 81(c) of IAS 12, or tell us how you determined it was not necessary to provide an explanation of the relationship between tax expense and accounting profit.

COMPANY RESPONSE: The Offer Letter has been revised in Note 9 “Tax expense” to include a table showing the reconciliation between tax expense and accounting profit.

25 Related party transactions, page 81

80.	Please revise your filing to disclose the nature of the related party relationship and information about the transactions with related parties who are not members of the Group. Please refer to paragraph 18 of IAS 24.

COMPANY RESPONSE: The Offer Letter has been revised in Note 25 “Related party transactions” to include the information on the nature of the related party relationship and information about the transactions with related parties.

81.	You disclose that transactions occurred with related parties were made at the Group’s usual prices. Please revise to remove this disclosure or tell us how you can substantiate that determination. Please refer to paragraph 23 of IAS 24.

COMPANY RESPONSE: The Offer Letter has been revised in Note 25 “Related party transactions” to remove the disclosure indicated by the Staff in its comment.

SEBA S.r.1 Statements of Revenue and Certain Expenses

Notes to Statements of Revenue and Certain Expenses

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 24

82.	Please revise your filing to disclose the difference between rental revenue recorded on a straight-line basis and cash rent received.

COMPANY RESPONSE: The Offer Letter has been revised in the note “Revenue Recognition” to include the disclosure of cash rent received as follows:

“Minimum rental revenue is recognized in accordance with IAS 40, which requires that revenue be recognized on a straight-line basis over the term of the lease. The properties are being leased to tenants under operating leases. The cash rent received corresponds to the straight-line basis.”

Expenses Recognition

83.	Please revise your filing to clarify what is meant by economic competence.

COMPANY RESPONSE: The Offer Letter has been revised in the note “Expense Recognition” to clarify the meaning of economic competence as follows:

“The items included under Certain Expenses are recognized on an accrual basis”

84.	You disclose that the leases generally require that the tenants reimburse the Company for the tenants pro rata share of certain operating costs and real estate taxes. Please tell us and revise your filing to clarify how you have presented these reimbursements and related expenses. Your response should address why you have not recorded any tenant reimbursement revenue.

COMPANY RESPONSE: The Amendment has been revised to include the tenant reimbursement revenue and the “Statements of Revenue and Certain Expenses” has been revised for that reason.

NOVA S.r.1 Statements of Revenue and Certain Expenses

Notes to Statements of Revenue and Certain Expenses

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition

85.	Please revise your filing to disclose the difference between rental revenue recorded on a straight-line basis and cash rent received.

COMPANY RESPONSE: The Offer Letter has been revised in the note “Revenue Recognition” to include the disclosure of cash rent received.

“Minimum rental revenue is recognized in accordance with IAS 40, which requires that revenue be recognized on a straight-line basis over the term of the lease. The properties are being leased to tenants under operating leases. The cash rent received corresponds to the straight-line basis.”

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 25

Expenses Recognition

86.	Please revise your filing to clarify what is meant by economic competence.

COMPANY RESPONSE: The Amendment has been revised in the note “Expense Recognition” has been amended to clarify the meaning of economic competence as follows:

“The items included under Certain Expenses are recognized on an accrual basis”

87.	You disclose that the leases generally require that the tenants reimburse the Company for the tenants pro rata share of certain operating costs and real estate taxes. Please tell us and revise your filing to clarify how you have presented these reimbursements and related expenses. Your response should address why you have not recorded any tenant reimbursement revenue.

COMPANY RESPONSE: The Amendment has been revised to include the tenant reimbursement revenue and the “Statements of Revenue and Certain Expenses” has been revised for that reason.

IFRS1 – Reconciliation from previous GAAP to IFRS

88.	We note you have identified a difference between Italian GAAP and IFRS for SEBA S.r.1. related to the accounting for certain lease payments. We note NOVA S.r.1 has an expense line item for Interests. Please tell us the nature of this line item, as well as how it differs from the Interests line item in the Statements of Revenues and Certain Expenses for SEBA S.r.1.

COMPANY RESPONSE: The Interest line item in Nova S.r.l. refers to the interest on a bank loan, which amount accounted for under Italian Gaap does not differ in respect to IFRS.

The interest line item in Seba S.r.l. refers to the following:

•	Interest on bank account and interest expenses on IRS derivative contract which Seba entered into, recorded under Italian GAAP (totaling approximately 173 thousands of Euro) which amount accounted for under Italian GAAP does not differ in respect to IFRS;

•	Interest on leasing contract deriving from the adoption of IAS 17.

Nova S.r.l. does not enter into leasing contracts as the investment property is financed through a bank loan agreement.

[remainder of page intentionally left blank]

Mr. Duc Dang U.S. Securities and Exchange Commission September 6, 2013 Page 26

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP